                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 41)

                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)

                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)

                                  EVE B. BURTON
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2045

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                            KATHLEEN L. WERNER, ESQ.
                             CLIFFORD CHANCE US LLP
                               31 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 878-8000

                                   MAY 3, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 422317 10 7                     13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            HEARST BROADCASTING, INC.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
                            WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                            DELAWARE
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
PERSON WITH

               -----------------------------------------------------------------
               8.   SHARED VOTING POWER
                          64,619,688
               -----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                          64,619,688
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          64,619,688
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          69.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                          CO
--------------------------------------------------------------------------------

CUSIP No. 422317 10 7                 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            HEARST HOLDINGS, INC.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
                            WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                            DELAWARE
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
PERSON WITH

               -----------------------------------------------------------------
               8.   SHARED VOTING POWER
                          64,619,688
               -----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                          64,619,688
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          64,619,688
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          69.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                          CO
--------------------------------------------------------------------------------

CUSIP No. 422317 10 7                 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            THE HEARST CORPORATION
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
                            WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                            DELAWARE
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
PERSON WITH

               -----------------------------------------------------------------
               8.   SHARED VOTING POWER
                          64,619,688
               -----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                          64,619,688
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          64,619,688
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          69.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                          CO
--------------------------------------------------------------------------------

CUSIP No. 422317 10 7                 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
                            WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                            CALIFORNIA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
PERSON WITH

               -----------------------------------------------------------------
               8.   SHARED VOTING POWER
                          64,619,688
               -----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                          64,619,688
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          64,619,688
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          69.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                          OO (Testamentary Trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

      This Amendment No. 41 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

      Item 2. Identity and Background.

      Item 2 is amended as follows:

      Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust. Schedule I also sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $11,245,227. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4. PURPOSE OF TRANSACTION.

      Hearst Broadcasting purchased additional Securities, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) As of May 3, 2005, the Reporting Persons owned 22,334,909 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into Series B Subordinated Debentures, on a share-for-share basis. Thereafter, the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst

Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 64,619,688 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 69.6% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of April 22, 2005, as per the Form 10-Q filed with the Securities and Exchange Commission on May 2, 2005.

      (c) Since filing Amendment No. 40 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:

   DATE           # OF SHARES         PRICE PER SHARE ($)              COST ($)
   ----           -----------         -------------------              --------
 3/7/2005               100                  25.42                      2,542.00
 3/7/2005             1,100                  25.43                     27,973.00
 3/7/2005             1,600                  25.44                     40,704.00
 3/7/2005               300                  25.45                      7,635.00
 3/7/2005             5,000                  25.46                    127,300.00
 3/7/2005             4,100                  25.47                    104,427.00
 3/8/2005               300                  25.43                      7,629.00
 3/8/2005             1,100                  25.44                     27,984.00
 3/8/2005             2,200                  25.46                     56,012.00
 3/8/2005               500                  25.47                     12,735.00
 3/9/2005             1,600                  25.40                     40,640.00
 3/9/2005             1,300                  25.41                     33,033.00
 3/9/2005             2,100                  25.42                     53,382.00
 3/9/2005               200                  25.43                      5,086.00
 3/9/2005             3,800                  25.44                     96,672.00
 3/9/2005             6,900                  25.45                    175,605.00
 3/9/2005             1,200                  25.46                     30,552.00
 3/9/2005             4,700                  25.47                    119,709.00
3/10/2005               100                  25.44                      2,544.00
3/10/2005             2,200                  25.45                     55,990.00
3/10/2005             3,200                  25.46                     81,472.00
3/10/2005               600                  25.47                     15,282.00
3/11/2005               100                  25.43                      2,543.00
3/11/2005               100                  25.45                      2,545.00
3/11/2005            15,000                  25.47                    382,050.00
3/14/2005             1,400                  25.47                     35,658.00
3/18/2005               900                  25.47                     22,923.00
3/24/2005               400                  25.46                     10,184.00
3/30/2005               600                  25.40                     15,240.00
3/30/2005               100                  25.42                      2,542.00
3/30/2005             3,600                  25.43                     91,548.00

   DATE           # OF SHARES         PRICE PER SHARE ($)              COST ($)
   ----           -----------         -------------------              --------
3/30/2005            13,800                  25.44                    351,072.00
3/30/2005            11,000                  25.45                    279,950.00
3/30/2005             1,400                  25.46                     35,644.00
3/30/2005             2,500                  25.47                     63,675.00
3/31/2005             2,000                  25.46                     50,920.00
3/31/2005             4,100                  25.47                    104,427.00
 4/4/2005             3,200                  25.42                     81,344.00
 4/4/2005             1,000                  25.44                     25,440.00
 4/4/2005             6,800                  25.45                    173,060.00
 4/4/2005             1,400                  25.46                     35,644.00
 4/4/2005             3,900                  25.47                     99,333.00
 4/5/2005               600                  25.42                     15,252.00
 4/5/2005             1,400                  25.44                     35,616.00
 4/5/2005               600                  25.45                     15,270.00
 4/5/2005               900                  25.46                     22,914.00
 4/5/2005             2,400                  25.47                     61,128.00
 4/5/2005               100                  25.47                      2,547.00
 4/7/2005               200                  25.45                      5,090.00
 4/7/2005             2,200                  25.46                     56,012.00
 4/7/2005            19,000                  25.47                    483,930.00
4/12/2005             2,300                  25.45                     58,535.00
4/12/2005             4,700                  25.46                    119,662.00
4/12/2005             1,400                  25.47                     35,658.00
4/13/2005               700                  25.47                     17,829.00
4/14/2005               800                  25.36                     20,288.00
4/14/2005               300                  25.40                      7,620.00
4/14/2005             2,400                  25.41                     60,984.00
4/14/2005               100                  25.42                      2,542.00
4/14/2005               200                  25.43                      5,086.00
4/14/2005            11,600                  25.44                    295,104.00
4/14/2005             3,600                  25.45                     91,620.00
4/14/2005            11,200                  25.46                    285,152.00

   DATE           # OF SHARES         PRICE PER SHARE ($)              COST ($)
   ----           -----------         -------------------              --------
4/14/2005             4,000                  25.47                    101,880.00
4/15/2005             1,100                  25.05                     27,555.00
4/15/2005               800                  25.08                     20,064.00
4/15/2005               600                  25.09                     15,054.00
4/15/2005             3,400                  25.10                     85,340.00
4/15/2005             4,500                  25.11                    112,995.00
4/15/2005             1,300                  25.14                     32,682.00
4/15/2005            13,300                  25.15                    334,495.00
4/15/2005             2,600                  25.16                     65,416.00
4/15/2005             4,200                  25.17                    105,714.00
4/15/2005             1,900                  25.37                     48,203.00
4/15/2005               500                  25.38                     12,690.00
4/15/2005               500                  25.43                     12,715.00
4/15/2005             1,300                  25.45                     33,085.00
4/18/2005               400                  24.89                      9,956.00
4/18/2005             2,000                  24.92                     49,840.00
4/18/2005               100                  24.95                      2,495.00
4/18/2005               800                  25.03                     20,024.00
4/18/2005             4,700                  25.04                    117,688.00
4/18/2005             6,300                  25.05                    157,815.00
4/18/2005               100                  25.06                      2,506.00
4/18/2005             2,800                  25.09                     70,252.00
4/18/2005            13,400                  25.11                    336,474.00
4/18/2005               600                  25.12                     15,072.00
4/18/2005               600                  25.13                     15,078.00
4/18/2005             1,100                  25.14                     27,654.00
4/18/2005             1,000                  25.15                     25,150.00
4/18/2005             1,000                  25.16                     25,160.00
4/18/2005             2,100                  25.17                     52,857.00
4/19/2005               300                  24.98                      7,494.00
4/19/2005             1,400                  24.99                     34,986.00
4/19/2005               200                  25.00                      5,000.00

   DATE           # OF SHARES         PRICE PER SHARE ($)              COST ($)
   ----           -----------         -------------------              --------
4/19/2005             1,000                  25.02                     25,020.00
4/19/2005             8,800                  25.03                    220,264.00
4/19/2005             3,800                  25.04                     95,152.00
4/19/2005             3,900                  25.05                     97,695.00
4/19/2005               400                  25.06                     10,024.00
4/19/2005               500                  25.12                     12,560.00
4/19/2005             2,600                  25.13                     65,338.00
4/19/2005             6,100                  25.14                    153,354.00
4/19/2005             7,300                  25.16                    183,668.00
4/20/2005             2,700                  24.88                     67,176.00
4/20/2005               900                  24.90                     22,410.00
4/20/2005             2,000                  24.91                     49,820.00
4/20/2005               500                  24.92                     12,460.00
4/20/2005               600                  24.93                     14,958.00
4/20/2005             3,400                  24.94                     84,796.00
4/20/2005               600                  24.95                     14,970.00
4/20/2005             4,300                  24.96                    107,328.00
4/20/2005               700                  24.97                     17,479.00
4/20/2005             1,200                  24.98                     29,976.00
4/20/2005               700                  24.99                     17,493.00
4/20/2005             4,800                  25.00                    120,000.00
4/20/2005               200                  25.02                      5,004.00
4/20/2005               200                  25.04                      5,008.00
4/20/2005             3,200                  25.05                     80,160.00
4/20/2005               800                  25.07                     20,056.00
4/20/2005             1,300                  25.09                     32,617.00
4/20/2005             6,300                  25.10                    158,130.00
4/20/2005               300                  25.11                      7,533.00
4/20/2005               500                  25.16                     12,580.00
4/20/2005               200                  25.17                      5,034.00
4/21/2005               300                  25.08                      7,524.00
4/21/2005             1,600                  25.09                     40,144.00

   DATE           # OF SHARES         PRICE PER SHARE ($)              COST ($)
   ----           -----------         -------------------              --------
4/21/2005               200                  25.11                      5,022.00
4/21/2005               900                  25.12                     22,608.00
4/21/2005             3,600                  25.13                     90,468.00
4/21/2005               300                  25.14                      7,542.00
4/21/2005            11,400                  25.15                    286,710.00
4/21/2005            10,200                  25.16                    256,632.00
4/21/2005             3,100                  25.17                     78,027.00
4/26/2005               100                  24.92                      2,492.00
4/26/2005               300                  24.93                      7,479.00
4/26/2005               400                  24.94                      9,976.00
4/26/2005               100                  24.95                      2,495.00
4/26/2005               200                  24.96                      4,992.00
4/26/2005               100                  24.97                      2,497.00
4/26/2005             1,000                  24.98                     24,980.00
4/27/2005               300                  24.83                      7,449.00
4/27/2005             1,400                  24.84                     34,776.00
4/27/2005             4,100                  24.85                    101,885.00
4/27/2005             7,300                  24.86                    181,478.00
4/27/2005             1,200                  24.87                     29,844.00
4/27/2005             5,700                  24.88                    141,816.00
4/27/2005             2,100                  24.89                     52,269.00
4/27/2005             4,000                  24.90                     99,600.00
4/27/2005             5,700                  24.91                    141,987.00
4/27/2005             2,400                  24.92                     59,808.00
4/27/2005             3,100                  24.94                     77,314.00
4/27/2005               500                  24.95                     12,475.00
4/28/2005             1,800                  24.86                     44,748.00
4/28/2005               200                  24.88                      4,976.00
4/28/2005               800                  24.89                     19,912.00
4/28/2005             4,500                  24.90                    112,050.00
4/28/2005             1,100                  24.91                     27,401.00
4/28/2005               200                  24.92                      4,984.00

   DATE           # OF SHARES         PRICE PER SHARE ($)              COST ($)
   ----           -----------         -------------------              --------
4/28/2005             5,200                  24.94                    129,688.00
4/28/2005             6,000                  24.95                    149,700.00
4/29/2005               400                  24.85                      9,940.00
4/29/2005             1,400                  24.94                     34,916.00
 5/3/2005               400                  24.76                      9,904.00
 5/3/2005             4,750                  24.77                    117,657.50
 5/3/2005               150                  24.78                      3,717.00
 5/3/2005             2,900                  24.79                     71,891.00
 5/3/2005             1,250                  24.81                     31,012.50
 5/3/2005             2,050                  24.82                     50,881.00
 5/3/2005                50                  24.83                      1,241.50
 5/3/2005             1,600                  24.84                     39,744.00
 5/3/2005               850                  24.85                     21,122.50
 5/3/2005               300                  24.86                      7,458.00
 5/3/2005               150                  24.88                      3,732.00
 5/3/2005             1,400                  24.89                     34,846.00
 5/3/2005               850                  24.90                     21,165.00
 5/3/2005               400                  24.91                      9,964.00
 5/3/2005               250                  24.92                      6,230.00
 5/3/2005               150                  24.94                      3,741.00
 5/3/2005             2,500                  24.95                     62,375.00
                    446,100                                       $11,245,227.00

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      (i) In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.

      In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.

      There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2005

                                             HEARST BROADCASTING, INC.

                                             By: /s/ Eve B.Burton
                                                 --------------------------
                                                 Name: Eve B. Burton
                                                 Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2005

                                             HEARST HOLDINGS, INC.

                                             By: /s/ Eve B.Burton
                                                 --------------------------
                                                 Name: Eve B. Burton
                                                 Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2005

                                             THE HEARST CORPORATION

                                             By: /s/ Eve B.Burton
                                                 --------------------------
                                                 Name: Eve B. Burton
                                                 Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2005

                                             THE HEARST FAMILY TRUST

                                             By: /s/ Mark F. Miller
                                                 --------------------------
                                                 Name: Mark F. Miller
                                                 Title: Trustee

                                   SCHEDULE I
                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST

Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst's other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*").

                                                         Present Office/Principal
           Name                                          Occupation or Employment
---------------------------   -------------------------------------------------------------------------------
HEARST
George R. Hearst, Jr.*        Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)    Vice Chairman of the Board, Chairman of Executive Committee, Director

Victor F. Ganzi*              President, Chief Executive Officer, Director

James M. Asher                Senior Vice President, Chief Legal and Development Officer

Anissa B. Balson*             Director

David J. Barrett (1)          Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black             Senior Vice President, Director; President: Hearst Magazines Division, Hearst
                              Communications, Inc.

Catherine A. Bostron          Secretary

Eve B. Burton                 Vice President, General Counsel

John G. Conomikes* (2)        Director

Richard E. Deems* (2)         Director

Ronald J. Doerfler            Senior Vice President, Chief Financial Officer, Treasurer, Director

George J. Green               Vice President; President: Hearst Magazines International Division,
                              Hearst Communications, Inc.

Mark Hasson                   Vice President-Finance

Austin Hearst (1)             Director; Vice President: Hearst Entertainment Distribution
                              Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*          Director

Stephen T. Hearst (4)         Director; Vice President: San Francisco Realties Division

William R. Hearst, III* (3)   Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes              Vice President

George B. Irish               Senior Vice President, Director; President: Hearst Newspapers
                              Division, Hearst Communications, Inc.

Harvey L. Lipton* (2)         Director

Richard P. Malloch            Vice President; President: Hearst Business Media Group
                              Administrative Division, Hearst Communications, Inc.

Gilbert C. Maurer* (2)        Director

Mark F. Miller*               Director, Vice President; Executive Vice President: Hearst
                              Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner              Vice President; Executive Vice President: Hearst Entertainment and
                              Syndication Group Administrative Division, Hearst Communications,
                              Inc.

Raymond J. Petersen*          Director; Executive Vice President: Hearst Magazines Division,
                              Hearst Communications, Inc.

Virginia Hearst Randt*        Director

Debra Shriver                 Vice President

HEARST BROADCASTING

John G. Conomikes*            President, Director

James M. Asher                Vice President

David J. Barrett (1)          Vice President, Director; President and Chief Executive
                              Officer: Hearst-Argyle Television, Inc.

Catherine A. Bostron          Secretary

Eve B. Burton                 Vice President

Ronald J. Doerfler            Vice President, Treasurer

Victor F. Ganzi*              Vice President, Director

Frank A. Bennack, Jr.*        Director

George R. Hearst, Jr.*        Director

William R. Hearst, III* (3)   Director; Partner: Kleiner, Perkins, Caufield & Byers

Gilbert C. Maurer* (2)        Director

Virginia Hearst Randt*        Director

HEARST HOLDINGS

George R. Hearst, Jr.*        Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)    Vice Chairman of the Board, Chairman of Executive Committee, Director

Victor F. Ganzi*              President, Chief Executive Officer, Director

James M. Asher                Senior Vice President, Chief Legal and Development Officer

Anissa B. Balson*             Director

David J. Barrett (1)          Director; President and Chief Executive Officer: Hearst-Argyle
                              Television, Inc.

Cathleen P. Black             Senior Vice President, Director; President: Hearst Magazines
                              Division, Hearst Communications, Inc.

Catherine A. Bostron          Secretary

Eve B. Burton                 Vice President, General Counsel

John G. Conomikes* (2)        Director

Richard E. Deems* (2)         Director

Ronald J. Doerfler            Senior Vice President, Chief Financial Officer, Treasurer, Director

George J. Green               Vice President; President: Hearst Magazines International Division,
                              Hearst Communications, Inc.

Mark Hasson                   Vice President-Finance

Austin Hearst (1)             Director; Vice President: Hearst Entertainment Distribution
                              Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*          Director

Stephen T. Hearst (4)         Director; Vice President: San Francisco Realties Division,
                              The Hearst Corporation.

William R. Hearst, III* (3)   Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes              Vice President

George B. Irish               Senior Vice President, Director; President: Hearst Newspapers
                              Division, Hearst Communications, Inc.

Harvey L. Lipton* (2)         Director

Richard P. Malloch            Vice President; President: Hearst Business Media Group
                              Administrative Division, Hearst Communications, Inc.

Gilbert C. Maurer* (2)        Director

Mark F. Miller*               Director, Vice President; Executive Vice President: Hearst
                              Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner              Vice President; Executive Vice President: Hearst Entertainment and
                              Syndication Group Administrative Division, Hearst Communications,
                              Inc.

Raymond J. Petersen*          Director; Executive Vice President: Hearst Magazines Division,
                              Hearst Communications, Inc.

Virginia Hearst Randt*        Director

Debra Shriver                 Vice President

----------------------------
(1)   888 Seventh Avenue
      New York, NY 10106

(2)   Self-employed, non-employed or retired

(3)   2750 Sand Hill Road
      Menlo Park, CA 94025

(4)   5 Third Street
      Suite 200
      San Francisco, CA 94103